October 1, 2009

*BY FAX AND U.S. MAIL*

Brandon J. Cage
Assistant Vice President, Counsel
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660

Re:  **Separate Account A of Pacific Life Insurance Co**
Initial Registration Statement on Form N-4
File Nos. 333-160999; 811-08946

**Separate Account A of Pacific Life & Annuity Co.**
Initial Registration Statement on Form N-4
File Nos. 333-161000; 811-09203

Dear Mr. Cage:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on August 4, 2009.  The registration statements received a selective review.  Based on our review, we have the following comments (page numbers refer to the courtesy copy of file no. 333-160999):

1.  **An Overview of Pacific Fusion  (p. 3)**

    a.  In the second paragraph, please include a cross-reference to the discussion of state variation in the prospectus.

    b.  Please remove the sentence that reads, "The terms of your Contract and of any Rider or Endorsement prevail over what is in this Prospectus."  The contents of a registration statement cannot be disclaimed.  Further, the prospectus should describe all material rights and obligations under the contract and should in addition state that it is doing so.

2.  **Contract Transaction Expenses (p. 6)**

    Please revise the third sentence of the narrative for clarity.

3.  **Expense Examples (p. 8)**

Please revise the expense example to reflect a $10,000 investment in the separate account.  Please note that the registrant can include a secondary example reflecting the 20% restriction as long as that restriction is clearly disclosed.

4. **Transfers and Market Timing Restrictions (p. 12)**

Please confirm supplementally that there is no adverse impact on the contract from stopping the automatic rebalance, even though it may lead to an allocation outside the 20%/80% restriction.  If there is such a consequence, please describe it fully, together with any notice that might be provided.

5. **Charges Fees and Deductions (p. 14)**

For ease, please consider changing the concept of '"Age" of Payments' to using the concept of Contract Years.

6. **Default Annuity Date and Options (p. 17)**

If you do not select an Annuity Option, please clarify which fixed payout option is applied to the contract.

7. **Your Annuity Payments (p. 18)**

Please clarify supplementally what is intended by the phrase "with the ages set back 8 years".

8. **Death Benefits(p. 18)**

a. Please define the term "Death Benefit Amount".

b. Please note the adverse effect of the pro-rata calculation when contract value is low.

9. **Appendix A (p. 43)**

a. To avoid confusion, please consider pushing back the date of withdrawal to year 7 (to take it outside the CDSC period).

b. Please revise the example to make it clear that the value being calculated is the <u>Return of Purchase Payments component</u> of the Death Benefit Amount and not the Death Benefit Amount itself.

c. Please explain to the reader where the $120,844 figure comes from. (*i.e.*, it is the contract value immediately prior to the withdrawal.)

d. Please consistently capitalize the phrase "Death Benefit Amount".

e. Please add an example that demonstrates the result when contract value is lower that the Return of Purchase Payment Amount.

### 10. Rule 12h-7

Please note that if you qualify for and intend to rely upon the exemption provided by rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. *See* Release No. 33-8996 (Jan. 8, 2009).

### 11. Powers of Attorney

Please provide powers of attorney that relate specifically to this registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the '33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered.

### 12. Series and Class Identifiers

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

### 13. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

### 14. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

### 15. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,


Michael L. Kosoff
Senior Counsel
Office of Insurance Products